Exhibit 12.1

LAWSON SOFTWARE, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Years Ended May 31,
(In thousands, except ratios)	2009	2008	2007		2006	2005
Fixed Charges:
Interest expense on indebtedness	$7,939	$8,844	$4,134		$53	$49
Rent interest factor(1)	9,671	10,467	8,994		5,454	4,733

Total fixed charges	$17,610	$19,311	$13,128		$5,507	$4,782

Earnings:
Income (loss) before provision for income taxes	$43,608	$48,781	$(6,537)		$27,667	$8,117
Fixed charges	17,610	19,311	13,128		5,507	4,782

Total earnings	$61,218	$68,092	$6,591		$33,174	$12,899

Ratio	3.48	3.53	0.50	(2)	6.02	2.70

(1)
Approximately 1/3 of the rent expense is deemed representative of the interest factor

(2)
Our ratio of earnings to fixed charges was below a one-to-one coverage by $6.5 million due to our net loss recorded in fiscal 2007.